COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

April 9, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal Johnson

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”) on behalf of the following fund (the “Funds”):

Variable Portfolio – Multi-Manager Diversified Income Fund and Variable Portfolio – Multi-Manager Interest Rate Adaptive Fund

Post-Effective Amendment No. 54

Registration File Nos.: 033-14954; 811-05199

Dear Ms. O’Neal Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 54 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Security Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Variable Portfolio – Multi-Manager Diversified Income Fund and Variable Portfolio – Multi-Manager Interest Rate Adaptive Fund to the Registrant.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectuses of the Funds and (ii) the Statement of Additional Information of the Funds.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust